

Mailstop 3561

September 21, 2018

<u>Via E-mail</u>
Helmy Eltoukhy
Chief Executive Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

      Re: **Guardant Health, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed September 18, 2018
            File No. 333-227206

Dear Mr. Eltoukhy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Provisions in our corporate charter documents and under Delaware law...., page 54</u>

<u>Amended and restated certificate of incorporation and amended and restated bylaws, page 167</u>

1.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

2.   We note that in the tenth clause of your amended and restated certificate of incorporation filed as exhibit 3.2, you include a proviso for subject matter jurisdiction in the exclusive state forum provision. Please describe this proviso in the filing.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: B. Shayne Kennedy
        Latham & Watkins LLP